October 6, 2014

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Nuvilex, Inc. Form 10-K for Fiscal Year Ended April 30, 2013 Filed July 29, 2013 Response Dated September 12, 2014 File No. 333-68008

Dear Mr. Riedler:

Nuvilex, Inc. (“Company”) hereby provides responses to comments issued in a letter dated October 1, 2014 (“Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (“2013 Form 10-K”) filed with the Securities and Exchange Commission (“Commission”) on July 29, 2013, and, to the extent set forth in the Staff’s Letter, the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2014 (“2014 Form 10-K”) filed with the Commission on August 4, 2014.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Item 1. Business, page 4

1.	In our prior comment 2, which concerned the company’s business relationship with Drs. Günzburg and Salmons, we referred to your August 15, 2014 response letter in which you stated:

The relationship with Drs. Günzburg and Salmons did not change as a result of entering into the Consulting Agreement with Vin-de-Bona-Trading Company. The Consulting Agreement memorialized in writing the oral agreement between the parties pursuant to which Drs. Günzburg and Salmons have been working since the beginning of 2014.

Please amend your Form 10-K to include this information, as the parameters of your business relationship with Drs. Günzburg and Salmons prior to the May 2014 Consulting Agreement with Vin-de-Bona Trading Company remains unclear. Specifically, when did your association with Drs. Günzburg and Salmons begin and what was the nature of your arrangement with them, including compensatory terms, prior to the execution of the Vin-de-Bona Consulting Agreement? Please also clarify that this Consulting Agreement is the only agreement in effect governing the relationship between the company and Drs. Günzburg and Salmons.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

RESPONSE: As requested, the disclosure in our 2014 10-K will be revised to state as follows (marking reflects changes to 10-K as filed on August 4, 2014):

“Dr. Günzburg and Dr. Salmons are intimately involved in the scientific endeavors underway and being planned by the Company, having commenced work on the Company’s behalf at the beginning of 2014 pursuant to an oral agreement providing for their services as consultants to the Company being compensated at arms-length economic terms through their consulting company Vin-de-Bona Trading Company Pte Ltd. (“Vin-de-Bona”). This arrangement was later formalized as of April 1, 2014, with the execution of a written Consulting Agreement between the Company and Vin-de-Bona. The Consulting Agreement has an initial term of 12 months, with additional terms of 12 months automatically occurring unless either party terminates an additional term upon 30 days’ prior written notice. The professional services rendered to the Company by Drs. Günzburg and Salmons are charged at a negotiated and confidential hourly rate. During the fiscal year ended April 30, 2014, this is the only relationship between the Company and Drs. Günzburg and Salmons.”

Cell Therapy Product Development, page 5

2.	In our prior comment 3, concerning the small number of patients treated in the Phase 1/2 trial, we referred to response #7 from your August 15, 2014 letter. In that response, you included proposed disclosure which began:

In the Phase1/2 trial only a small number of patients were evaluable. As a result, statistical parameters were not used in the published reports of the Phase 1/2 trial to validate the anticancer efficacy of the Cell-in-a-Box/low-dose ifosfamide combination in patients with advanced, inoperable pancreatic cancer…

Please delete the sentence from your proposed disclosure that states “It is unlikely, even with the small number of patients…that the increases in median survival time and percentage of one-year survivors …were due to chance alone….” This is a statement of opinion that purports to be factual in nature and is, therefore, inappropriate. Since statistical significance could not be measured in this trial, you cannot exclude the possibility that the results were due to chance. Therefore, please replace the sentence quoted above with a statement explaining that because the results were not statistically significant, any observations of efficacy must be weighed against the possibility that the results were due to chance alone.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

RESPONSE: As requested, the proposed disclosure will be revised to state as follows (marking reflects changes to the version proposed in our letter of August 15):

“In the Phase1/2 trial only a small number of patients were evaluable. As a result, statistical parameters were not used in the published reports of the Phase 1/2 trial to validate the anticancer efficacy of the Cell-in-a-Box/low-dose ifosfamide combination in patients with advanced, inoperable pancreatic cancer. In the opinion of the investigators, the results indicate a trend towards efficacy, so the results should not be viewed as absolute numbers. ~~It is unlikely, even with the small number of patients used, that the increases in median survival time and percentage of one-year survivors that were seen in the trial were due to chance alone given the advanced nature of the patient’s cancers and the knowledge that, without treatment, those numbers would not have occurred.~~ It should be noted, however, that because the results were not statistically significant, any observations of efficacy must be weighed against the possibility that the results were due to chance alone. The purpose of the trials was not to obtain data so that we could seek marketing approval from regulatory authorities, but rather the trials allowed us to determine whether the Cell-in-a-Box/low-dose ifosfamide combination holds promise as a treatment for pancreatic cancer. In the cancer arena, Phase 1/2 trials are used to first establish the safety of drug or treatment being investigated and second to determine if a trend towards efficacy exists. In accordance with FDA guidance, as well as similar guidance from other regulatory authorities in countries other than the United States, we fully realize that a large, multicenter, randomized, comparative study with statistically powerful findings would need to be conducted and the results from such a trial would have to confirm those from the previous Phase 1/2 trial before an application for marketing approval would be made for the Cell-in-a-Box/low-dose ifosfamide combination as a treatment for advanced, inoperable pancreatic cancer.”

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

3.	We note your response to our prior comment 4. However, you did not provide all of the information requested in our comment. Please refer to your last two Forms 10-K in which you disclose several related party transactions with parties other than Dr. Ryan. Please revise your proposed disclosure to fully comply with Item 404(a) of Regulation S-K, “Transactions with Related Persons.” Specifically, please provide:

•	the name of each related person;
•	the nature of the person’s “related” status and interest in the transaction;
•	the approximate dollar amount of the transaction and the amount of the related person’s interest in the transaction; and

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

•	in the case of indebtedness, the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principle and interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

RESPONSE: The disclosure in question will be revised to state (please note that transactions for which the amount involved does not exceed the threshold stated in Item 404(a) or for which such disclosure requirements have not otherwise been triggered have not been revised to reflect the foregoing detail):

2013 10-K:

“RESULTS OF OPERATIONS FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS

[…]

The Company had the following related party transactions:

As of April 30, 2013 and 2012, the Company owed a shareholder $393,158 and $337,408; respectively, for operating expenses. All loans bear interest at 6% and are due within one to three years.

As of April 30, 2013 and 2012, the Company owed Directors and a shareholder $26,425 and $22,700; respectively, the loan bears interest at 8% and is due on demand.

As of April 30, 2013 and 2012, the Company owed Dr. Robert Ryan, our former Chief Scientific Officer, $201,143 (including $15,080 of accrued expenses) and $185,862; respectively, at 8% interest, to provide for payment of operating expenses. Dr. Ryan loaned an additional $96,000 during the fiscal year ended April 30, 2013. The highest amount outstanding during the fiscal year ended April 30, 2013 was $261,862 and the highest amount outstanding during the fiscal year ended April 30, 2012 was $185,862. During the fiscal year ended April 30, 2012, the Company made no payments in respect of principal and interest in respect of this loan. During the fiscal year ended April 30, 2013, the Company made principal payments totaling $95,600 and no interest payments in respect of this loan.”

2014 10-K:

“ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The Company had the following related party transactions:

As of April 30, 2014 and 2013, the Company owed Berkshire Capital $0 and $393,158, respectively, for operating expenses. Berkshire Capital was, at certain times when such amounts were outstanding, the holder of more than 5% of our outstanding shares of common stock. The highest amount outstanding during the fiscal year ended April 30, 2013 was $393,158 and during the fiscal year ended April 30, 2014 was $471,011. All loans bear interest at 6% and were due within one to three years. During the fiscal year ended April 30, 2013, the Company did not make any payments in respect of principal or interest on these loans. During the fiscal year ended April 30, 2014, the Company repaid $471,011 of principal and $30,195 in accrued interest with the issuance of 26 million shares of common stock.

As of April 30, 2014 and 2013, the Company owed directors and a shareholder $0 and $26,425; respectively, the loan bears interest at 8% and is due on demand. The highest amount outstanding during the fiscal year ended April 30, 2013 was $261,862.

As of April 30, 2013, the Company owed Dr. Robert F. Ryan, our former Chief Scientific Officer, $186,262 of principal and $20,171 of accrued interest on a loan that is due on demand and accruing interest at 8% per year. The highest amount outstanding during the fiscal year ended April 30, 2013 was $261,862. No additional funds were loaned to the Company by Dr. Ryan during the fiscal year ended April 30, 2014. During the year ended April 30, 2013, the Company made principal payments totaling $95,600 and no interest payments in respect of this loan. During the year ended April 30, 2014, the Company repaid $20,000 of principal in cash and converted $25,920 of principal to common stock. No payments were made towards accrued interest. As of April 30, 2014, the balance on this loan was $140,143 of principal and $33,960 of accrued interest. Subsequent to April 30, 2014, the Company repaid an additional $20,000 of principal.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NUVILEX, INC.

By: /s/ Kenneth L. Waggoner
Name: Kenneth L. Waggoner
Title: Chief Executive Officer, President and General Counsel